UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
6d bytes inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 16, 2015

Physical address of issuer
440 N Wolfe Road, M/S 215, Sunnyvale, CA 94085

Website of issuer
www.blendid.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of four percent (4%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 7, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
22

	Fiscal Year Ended October 2019	Fiscal Year Ended October 2018
Total Assets	$5,566,553	$1,961,546
Cash & Cash Equivalents	$4,309,340	$1,881,453
Accounts Receivable	$15,541	$0.00
Short-term Debt	$918,583	$271,705
Long-term Debt	$514,003	$733,924
Revenues/Sales	$83,346	$2,159
Cost of Goods Sold	$93,715	$0.00
Taxes Paid	$2,537	$0.00
Net Income	-$4,088,468	-$3,028,418

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

FORM C/A

Up to $1,070,000.00

6d bytes inc.



Explanatory Note

6d bytes, Inc., (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on November 10, 2020, This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Previous amendments were filed to update the Offering Summary to include information on a new pilot agreement with the smoothie company and retailer Jamba Juice Franchisor SPV LLC, to update the financial information discussion and patent information in the company's Offering Statement and Offering Summary (Exhibit B) and to update the Company's pitch deck (Exhibit E).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by 6d bytes inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The Company is concurrently offering the Securities in this Offering and under Rule 506(c) of Regulation D (collectively, this Offering and the concurrent offering under Regulation D are referred to as the "Combined Offering"). The Company will sell up to an aggregate amount of $5,000,000 in the Combined Offering. The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of four percent (4%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$2,000.00	$48,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$42,800.00	$1,027,200.00

[1]   Excludes fees paid for use of the Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that

these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.blendid.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 21, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN

OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the

show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.blendid.com.

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

6d bytes Inc. (the "Company") is a Delaware Corporation, formed on November 16, 2015. The Company is currently also conducting business under the name of Blendid (brand name).

The Company is located at 440 N Wolfe Road, M/S 215, Sunnyvale, CA 94085.

The Company's website is www.blendid.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business
The Company builds robotic and artificial intelligence-enabled solutions which automate food preparation. The company's first product, Blendid makes healthy, fresh and customized smoothie blends for on-the-go consumption and has been deployed in college cafeterias and supermarkets. It operates branded food service locations using Blendid and licenses its robotic solutions to other food service operators.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

This section left intentionally blank

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	June 7, 2021
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 47 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Delaware on November 16, 2015. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for food

services and food service solutions. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

The development and commercialization of our product is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small companies and major companies worldwide, such as Jamba Juice, Tropical Smoothie café, Smoothie King, Spyce, and Chowbotics. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations (both availability and cost) to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers and damage our reputation; and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on its founder employees, namely Vipin Jain, Venki Ayalur, and Vijay Dodd, who are CEO, CTO and VP Engineering of the Company respectively. The Company has or intends to enter into employment agreements with Vipin Jain, Venki Ayalur, and Vijay Dodd, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Vipin Jain, Venki Ayalur, and Vijay Dodd, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Vipin Jain, Venki Ayalur, and Vijay Dodd in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Vipin Jain, Venki Ayalur, and Vijay Dodd die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus

and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including generating revenue from Blendid branded food service locations, getting revenue from licensees who operate food service locations, maintaining service and support levels at operating locations, activating new locations, marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are dependent on third-party suppliers for key food ingredients and supplies, disposables, and our use of natural ingredients exposes us to weather, seasonal, and macro environmental issues, and government regulations.
In Blendid operated food service locations, we purchase ingredients and supplies used in preparation of smoothie blends for consumers, including kale, bananas, berries, mangoes, coconut water, kefir, "superfoods", and other ingredients, some of which are sourced from out-of-state and foreign third-party suppliers. The demand and supply for raw ingredients can vary due to weather, seasonal and shift in macro environmental factors, resulting in uneven availability and pricing.

In addition, government regulations and legislation could affect availability or our ability to introduce specific ingredients in specific geographies, limiting our ability to offer specific blends to our consumers, limiting the value and appeal of our product.

The smoothie blend business is seasonal in nature, with the first and fourth quarters historically with lower sales than the rest of the year, limiting Company's revenue potential at both branded and licensed locations.
The seasonal trends in our business create variability in our financial and operating results and, in certain quarters, our revenue and results of operations may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of customers purchasing our products and fluctuations in the timing and amount of our expenses. As a result of the variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. On the other hand, the

higher sales in the second and third quarters may place additional demands on our technology systems and logistics network and could cause or exacerbate slowdowns or interruptions. Any such system, site or service interruptions could prevent us from efficiently receiving or fulfilling orders, which may reduce the volume or quality of goods or services we provide and may cause customer dissatisfaction and harm our reputation and brand.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into licensing arrangements with regional and global food service operators and/or food retail brands who have established sales, marketing and distribution organizations. Many distributors are affiliated with and/or distribute other products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our products prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products, and its value and appeal.

Our business depends on acceptance by both our end consumers as well as the licensees of our products (that serve the end consumers) providing incremental sales growth rather than reducing distributors' existing sales. We believe that the success of our product will also be substantially dependent upon acceptance of our product by the end consumers based on its value and appeal. Accordingly, any failure of our product to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food and beverage products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, plant-forward, gluten-free and non-GMO products;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding smoothie blend products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, permits and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a single third-party manufacturer with one location to manufacture all of our products.
The loss of this manufacturer or the inability of this manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party manufacturers to maintain the quality of our products.
The failure or inability of these manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications such as National Sanitation Foundation (NSF). Our third-party manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third-party manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party manufacturers fail to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a company that develops robotic food preparation product (classified as a vending machine and/or a single piece of equipment), all of our products must be compliant with and permitted by county health departments.
We must comply with various state and county-level rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that state and county-level regulations and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the state and county regulations and any such non-compliance could harm our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, licensees and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our products and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in, and license of our product for future revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to scale our business in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have

sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our roboticist and software staff, and the suppliers of the third-party hardware and software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in robotic food solutions space with highly functional, operationally robust and scalable products, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the ease, cost and compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing both the current and new products. Our future results may be affected if our products cannot easily be deployed and/or serviced cost-effectively in existing food service or retail locations.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites, mobile applications and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy Purchasers are giving up the right to vote on important matters, including significant corporate actions like mergers, amendments to the Company's certificate of incorporation, a liquidation of the Company and the election of directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company builds robotic and artificial intelligence-enabled solutions that automate food preparation. Its first product, Blendid, makes healthy, fresh, and customized smoothie blends for on-the-go consumption and has been deployed in college cafeterias and supermarkets. It operates branded food service locations using the Blendid brand and intends to license its robotic solutions to other food service operators.

Business Plan

Blendid intends to go-to-market via licensing and franchise partners in the food service space. Operator customers would purchase its kiosks, operate, and pay a percentage of gross revenue back to Blendid. The company currently operates some branded Blendid food service locations in college cafeterias and supermarkets. The company expects to transition to a licensing model with operators of large food and retail services over time. The company also envisions in the long run that it could evolve into a software licensing business model whereby large partners (i.e., food equipment manufacturers) could use Blendid's published reference designs and software interface specifications to manufacture, sell, and service its food robotics systems to operators across the global markets.

The Company intends to drive market adoption of Blendid robotic food solutions by licensing them to global and regional food service operators to drive deployment at scale. The Company is in various stages of contract development with a number of large operators and anticipates deploying in partnership with them in more locations using proceeds from the offering.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Food (beverages) sales, Licensing (robotic systems)	Blendid is an automated and contactless robotic kiosk that makes healthy, fresh and customized smoothies for on-the-go consumption.	Our current market consists of food service locations in colleges, businesses, hospitals, supermarkets, and other public places.

Competition

The Company's primary competitors include operators in traditional food service and the smoothie category such as Jamba Juice, Smoothie King, Spyce and Chowbotics. In the broader

food automation space, the Company also has other competitors who are attempting to automate food preparation.

Customer Base

The Company's current customers are primarily consumers who purchase smoothie blends in its branded food service locations. The Company has recently signed agreements with some global food and retail brands that will likely shift its customer base from consumers to licensees over time.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO 2017136605	Automated Preparation And Dispensation Of Food And Beverage Products	Robotic system consisting of various food preparation equipment for automated preparation and dispensation of food and beverage products.	February 2, 2017	August 10, 2017	Worldwide
10,676,269	Delivery Apparatus For Autonomous System	Contactless delivery system for food and beverage products.	July 31, 2018	June 9, 2020	USA
10,661,972	Granule Dispenser	Dispensing system for superfoods and fine / coarse powders.	July 31, 2018	May 26, 2020	USA
16/051,166	Cloud Computer System For Controlling	A could computer system for controlling a	July 31, 2018	N/A	USA

	Clusters Of Remote Devices	plurality of remote devices.			
10,815,044	Automated Food Production Kiosk	An automated food production kiosk.	July 31, 2018	N/A	USA
16/782,981	Dispenser	A solid dispenser including dispensing vanes coupled rotationally about respective parallel horizontal axes.	February 5, 2020	N/A	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
US 87840509	IC 007, IC 009	FOODOS	March 19, 2018	October 30, 2018	USA
US 87840486	IC 007, IC 009	BLENDID	March 19, 2018	December 11, 2018	USA
1436231	IC 007, IC 009	FOODOS	March 19, 2018	October 15, 2018	International
1431699	IC 007, IC 009	BLENDID	March 19, 2018	September 5, 2018	International

The Company develops intellectual property in-house and currently has multiple patents and copyright registrations. Its intellectual property pertains to robotic food preparation technology with artificial intelligence, computer vision, and distributed software processing.

The Company protects its other intellectual property by maintaining it as a trade secret.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food	Alameda County Department of Environmental Health	Vending Machine	October 1, 2020	October 5, 2020
Food	Sonoma Department of Health	Food Facility	September 23, 2019	October 21, 2019

As a direct operator of food service, our business has been and will continue to be subject to the health department approvals and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There is currently open litigation between Hone Capital LLC and company director Veronica Wu related to her employment with the former.

Hone Capital LLC vs Veronica Wu et al, Case No. 20CV369308 & Veronica Wu et al vs China Science & Merchants Investment Management Group Co., Ltd. et al, Case No. 20CV369308, the Superior Court of California, County of Santa Clara. After several years of failed negotiations with employer China Science & Merchants Investment Management Group Co., Ltd (CSC Group), parent company of Hone Capital, LLC, Ms. Wu retained counsel and demanded payment of compensation due to her under contract and California Labor Code. In June 2020, she advised of her intent to file suit if not paid past amounts due. She was terminated, and Hone Capital filed suit against her, in August 2020, alleging she increased personal compensation via acts of self-dealing and improperly acquired confidential information. Ms. Wu promptly countersued, alleging fraud, breach of contract failure to pay wages due, retaliation, and violations of California business and professions code. She seeks unpaid wages, damages, and injunctive relief. The case remains open at this time.

Other
The Company's principal address is 440 N Wolfe Road, M/S 215, Sunnyvale, CA 94085.

The Company has the following additional addresses: 170 University Avenue Palo Alto, CA 94301.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4%	$2,000	4%	$42,800
Campaign marketing expenses or related reimbursement	0%	$0	6%	$64,200
General Marketing	10%	$5,000	10%	$107,000
Research and Development	10%	$5,000	10%	$107,000
Manufacturing	5%	$2,500	5%	$53,500
Future Wages	50%	$25,000	50%	$535,000
Repayment of Debt	10%	$5,000	10%	$107,000
General Working Capital	11%	$5,500	5%	$53,500
Total	**100%**	**$50,000**	**100%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of four percent (4%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors, officers, or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Venki Ayalur

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CTO, Common Board Designee; January 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venki Ayalur is a co-founder of the Company and the Company's most senior technical officer. He is responsible for all of the Company's technology and product development. He holds an MBA from the Northwestern University, Kellogg School of Management, a Master of Science in Computer Science from Northern Illinois University, and a Master of Science in Engineering Technology from the Birla Institute of Technology and Science, Pilani.

Other experience includes:

Senior Director, Barnes and Noble NOOK; August 2011 to December 2015
- Head of consumer software development responsible for delivering Nook Devices, Nook Apps in Android, iOS and Windows eco-systems, and associated Cloud software.

Name
Eric Benhamou

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Preferred Board Designee: June 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eric Benhamou a Director and Preferred Board Designee for the Company. He is responsible for leading the board and directing the Company's administrative affairs. He holds a Master of Science in Electrical Engineering from Stanford University, and an Ingenieur and PhD in Mechanical Engineering and Electrical Engineering from the French engineering and graduate school Ecole Nationale Superieure d'Arts et Metiers.

Other experience includes:

Founder and General Partner, Benhamou Global Ventures; 2003 to Present
- Responsible for leading investments in technology startups

Name
Vipin Jain

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CEO, Common Board Designee: November 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vipin Jain is a co-founder of the Company and the Company's most senior executive officer. He is responsible for the Company's administrative affairs and day-to-day operations, which include the duties of financial, operational, and marketing officers. He holds a Master of Science in Physics and a Bachelor of Science in Electrical and Electronics Engineering from the Birla Institute of Technology and Science, Pilani.

Other experience includes:

VP Sales, Customer Care & Partnerships, Barnes and Nobel NOOK; July 2014 to August 2015
- Led strategy, programs & execution of all sales, merchandising, operations, inventory, and logistics (forward and reverse) functions to help drive the sales of NOOK devices in more than 800 Barnes & Noble retail and College stores and eCommerce platforms.

Name
Veronica Wu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors Designee: April 2019 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Veronica was appointed to the Directorship in April 2019. Veronica holds a Bachelor of Science from Yale University in Applied Mathematics, and a Master of Science and PhD in Industrial Engineering Operations Research from UC Berkeley.

Other experience includes:

Managing Partner, Hone Capital; July 2015 to August 2020
- Crafted investment strategy throughout the investment process, developed the team, and led overall operation.

Vice President, Tesla Motors in China; December 2013 to March 2015
- Managed overall early entry and operation for Tesla in China and built the infrastructure and operations teams.

Managing Director of Education and Enterprise Business, Apple Inc., in China; September 2010 to November 2013

- Managed operations of all non-consumer sales channels in the Greater China Region, institutionalized new sales channel and pipeline management processes, and developed and rolled out the Campus Store program.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 22 employees all located in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	28,964,360
Amount outstanding	9,540,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	36.8%

This section left intentionally blank

Type of security	Series Seed 1 Preferred Stock
Amount Authorized	4,178,535
Amount outstanding	3,928,535
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	15.1%

Type of security	Series Seed 2 Preferred Stock
Amount Authorized	2,028,781
Amount outstanding	2,028,781
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7.8%

This section left intentionally blank

Type of security	Series A Preferred Stock
Amount Authorized	8,141,727
Amount outstanding	5,664,724
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	21.8%

Type of security	Series A1 Preferred Stock
Amount Authorized	2,540,369
Amount outstanding	2,540,369
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.8%

This section left intentionally blank

Type of security	Convertible Notes
Amount outstanding	$2,050,000.00 Principal Amount
Interest Rate	6% Per Anum
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering).	1.89%
Maturity Date	All principal, together with accrued and unpaid interest under the Notes, is due and payable upon the earlier to occur of: a) 12 months after the initial issuance of the Notes (the "Maturity Date") unless extended up to 18 months at the election of Benhamou Global Ventures

Type of security	Equity Incentive Common Stock Options
Amount Authorized	3,450,943
Amount outstanding	1,111,000
Voting Rights	Not applicable
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.3%

Type of security	Common Stock Warrant
Share equivalent amount outstanding	70,630
Voting Rights	Not applicable
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.3%

Type of security	Series Seed 1 Preferred Shares Warrant
Share equivalent amount outstanding	250,000
Voting Rights	Not Applicable
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.0%

Type of security	Series A Warrant
Share equivalent amount outstanding	788,343
Voting Rights	Not applicable
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Fully diluted percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering.	3.0%

The Company has the following debt outstanding:

Type of debt	Bank line of credit
Name of creditor	Silicon Valley Bank
Amount outstanding	$218,959.64
Interest rate	Supplemental Term Loan accrues interest on the outstanding principal balance at a floating per annum rate equal to the greater of (i) one percentage point (1.00%) above the Prime Rate and (ii) five and three-quarters percent (5.75%). Interest is computed on a 360-day year for the actual number of days elapsed. Changes to the interest rate of any Supplemental Term Loan based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.
Payment and amortization schedule	The Supplemental Term Loan under the Supplemental First Tranche shall immediately amortize and be payable in eighteen (18) consecutive equal monthly payments of principal commencing on January 1, 2020 and continuing on the first (1st) Business Day of each month thereafter, in amounts that would fully amortize such Supplemental Term Loan, as of January 1, 2020, over the Supplemental Repayment Period. The final payment due on the applicable Supplemental Maturity Date shall include all outstanding principal and unpaid interest with respect to such Supplemental Term Loan.
Describe any collateral or security	As security for all present and future obligations and for Borrower's performance for each of its duties, Borrower grants Bank a continuing security interest in all of Borrower's interest in its Collateral as defined under the California Uniform Commercial Code.
Maturity date	September 1, 2021
Other material terms	None

Type of debt	Bank loan
Name of creditor	Silicon Valley Bank
Amount outstanding	$1,167,784.74
Interest rate	Supplemental Term Loan accrues interest on the outstanding principal balance at a floating per annum rate equal to the greater of (i) one percentage point (1.00%) above the Prime Rate and (ii) five and three-quarters percent (5.75%). Interest is computed on a 360-day year for the actual number of days elapsed. Changes to the interest rate of any Supplemental Term Loan based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.
Payment and amortization schedule	Each Supplemental Term Loan shall be payable as follows: Accrued interest shall be payable on the first day of the month after the date of such Supplemental Term Loan and on the first day of each month thereafter during the Supplemental Interest-Only Period. For each Supplemental Term Loan outstanding as of the last day of the Supplemental Interest-Only Period, Borrower shall make (i) eighteen (18) consecutive equal monthly payments of principal commencing on the first (1st) Business Day of the first (1st) month after the Supplemental Interest-Only Period (the "Supplemental Conversion Date"), in amounts that would fully amortize the applicable Supplemental Term Loan, as of the Supplemental Conversion Date, over the Supplemental Repayment Period plus (ii) monthly payments of accrued but unpaid interest.
Describe any collateral or security	As security for all present and future obligations and for Borrower's performance for each of its duties, Borrower grants Bank a continuing security interest in all of Borrower's interest in its Collateral as defined under the California Uniform Commercial Code.
Maturity date	March 1, 2022
Other material terms	None

Type of debt	Bank loan
Name of creditor	Silicon Valley Bank
Amount outstanding	$472,674.77
Interest rate	Supplemental Term Loan accrues interest on the outstanding principal balance at a floating per annum rate equal to the greater of (i) one percentage point (1.00%) above the Prime Rate and (ii) five and three-quarters percent (5.75%). Interest is computed on a 360-day year for the actual number of days elapsed. Changes to the interest rate of any Supplemental Term Loan based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change.
Payment and amortization schedule	Each Supplemental Term Loan shall be payable as follows: Accrued interest shall be payable on the first day of the month after the date of such Supplemental Term Loan and on the first day of each month thereafter during the Supplemental Interest-Only Period. For each Supplemental Term Loan outstanding as of the last day of the Supplemental Interest-Only Period, Borrower shall make (i) eighteen (18) consecutive equal monthly payments of principal commencing on the first (1st) Business Day of the first (1st) month after the Supplemental Interest-Only Period (the "Supplemental Conversion Date"), in amounts that would fully amortize the applicable Supplemental Term Loan, as of the Supplemental Conversion Date, over the Supplemental Repayment Period plus (ii) monthly payments of accrued but unpaid interest.
Describe any collateral or security	As security for all present and future obligations and for Borrower's performance for each of its duties, Borrower grants Bank a continuing security interest in all of Borrower's interest in its Collateral as defined under the California Uniform Commercial Code.
Maturity date	March 1, 2022
Other material terms	None

Type of debt	Payroll Protection Program
Name of creditor	Martha's Vineyard Bank
Amount outstanding	$506,700
Interest rate	1% per annum
Payment schedule	Borrower must pay a total of 18 payments of principal and all accrued interest on the disbursed principal balance of the Note beginning six (6) months from May 1, 2020 and every month thereafter such that the Note shall be paid in full by the Maturity Date. Payments must be made on the first calendar day in the months they are due. Interest shall accrue but payment of such interest shall be deferred during the first six months after the date of the Note. Such accrued but deferred interest shall be included in the monthly payments to be made under the Note. Such accrued interest shall be paid in eighteen (18) consecutive monthly installments along with the principal installments.
Describe any collateral or security	None
Maturity date	May 1, 2022
Other material terms	This Loan is made under the provisions of the PPP, 7(a) Loan Program and the CARES Act. The principal under the Note may be reduced or forgiven in accordance with the loan forgiveness provisions of the CARES Act and regulations or requirements established by SBA and the U.S. Treasury. The principal of the Note is not be deemed forgiven or reduced until documented in a writing, signed by Lender or the SBA. Interest under this loan will not be forgiven but payments for interest may be made by SBA.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Shares	5,957,316	$3,781,643.08	Product development and general working capital	June 13, 2017	Rule 506(b)
Series A Preferred Shares	8,205,093	$9,694,682.28	Product development and working capital	May 24, 2019	Rule 506(b)
Convertible Note	23	$2,050,000.00	Product development and working capital	October 30, 2020	Rule 506(b)
Series A Warrants	23	$0.00	Product development and working capital	October 30, 2020	Rule 506(b)

Ownership

As of July 2020, a majority of 6d bytes Inc. is owned by co-founders Vipin Jain and Venki Ayalur, and BGV III, LP. Below are the beneficial owners of 15% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, and are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Vipin Jain	17.29%
Venki Ayalur	17.29%
BGV III, LP	22.78%

Eric Benhamou is the General Partner of BGV III, LP and has voting power in excess of 20%, with respect to preferred stock held by BGV III, LP, and holds a seat on the Board of Directors for 6d bytes, Inc.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has enough liquidity with its current investors through Q2, 2021 and intends to close more financing to give it further liquidity into the future. With its existing liquidity, the company intends to deploy up to three Blendid branded and/or licensee branded locations. The Company's ability to scale up the business is dependent on its ability to raise needed financing to build, market, deploy and support Blendid robotic kiosks. There is no certainty that enough capital will be available to support company's endeavors in order to reach profitability.

The Company intends to ramp up production of its product with the Offering proceeds, and go through additional deployments, setting the stage for it to be able to raise additional capital in a priced equity round, scale up the business, and achieve profitability in the future.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We intend to use the proceeds to add additional inventory, increase business development and market awareness, and drive sales. The Offering proceeds will have a beneficial effect on our liquidity, as of October 31, 2020, we have $2,118,629 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The company plans to raise additional funds via a concurrent Regulation D offering available on the MicroVentures platform; the combined proceeds of the two offerings (the "Combined Offering") are not to exceed $5 million.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum

Amount by June 7, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of four percent (4%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount (which is 20% or 25% depending on whether the Purchaser is an early bird investor), and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap (which is $50 million), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) an amount that you would have been entitled to receive in such Corporate Transaction had this Crowd Note been converted in full immediately prior to the closing of the Corporate Transaction. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions
In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up
Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the

Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Vipin Jain, Venki Ayalur, Vijay Dodd
Relationship to the Company	Founders and employees
Total amount of money involved	$133,008.90 as of October 31, 2020
Benefits or compensation received by related person	Promissory notes to be paid back with next equity financing.
Benefits or compensation received by Company	Actual expenses incurred and cash contribution by founders to develop the idea before any outside financing was raised.
Description of the transaction	Company issued Promissory notes to founders for the cash contribution made and material expenses incurred by founders.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vipin Jain
_____
(Signature)

Vipin Jain
_____
(Name)

Co-Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Venki Ayalur
_____
(Signature)

Venki Ayalur
_____
(Name)

Director
_____
(Title)

December 21, 2020
_____
(Date)

/s/Eric Benhamou
_____
(Signature)

Eric Benhamou
_____
(Name)

Director
_____
(Title)

December 21, 2020
_____
(Date)

/s/Vipin Jain
_____
(Signature)

Vipin Jain
_____
(Name)

Director
_____
(Title)

December 21, 2020
_____
(Date)

I, Vipin Jain, being the Co-Founder & CEO of 6d bytes inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company filed for the year ended October 31, 2019.

/s/Vipin Jain
_____
(Signature)

Vipin Jain
_____
(Name)

Co-Founder & CEO
_____
(Title)

December 21, 2020
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

6DBYTES, INC. DBA BLENDID

Reviewed Financial Statements For The Fiscal Years Ended October 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
6dBytes, Inc. DBA Blendid
Sunnyvale, CA 94085

We have reviewed the accompanying financial statements of 6dBytes, Inc DBA Blendid (a corporation), which comprise the balance sheet as of October 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 3, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Contents

6DBYTES, INC. DBA BLENDID
BALANCE SHEET
OCTOBER 31, 2019 AND 2018

_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 4,309,340	$ 1,881,453
Accounts Receivable	15,541	-
Prepaid Expenses	6,332	125
TOTAL CURRENT ASSETS	4,331,212	1,881,578
NON-CURRENT ASSETS		
Fixed Assets	1,328,134	79,967
Depreciation	(122,210)	-
Security Deposits	29,417	-
TOTAL NON-CURRENT ASSETS	1,235,341	79,967
TOTAL ASSETS	5,566,553	1,961,546

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

1

6DBYTES, INC. DBA BLENDID
BALANCE SHEET
OCTOBER 31, 2019 AND 2018

_____

	2019	**2018**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	128,583	97,995
Accrued Expenses	40,000	173,710
Deposit Liability	750,000	-
TOTAL CURRENT LIABILITIES	918,583	271,705
NON-CURRENT LIABILITIES		
Notes Payable	514,003	733,924
Accrued Interest	21,641	-
TOTAL LIABILITIES	1,454,228	1,005,628
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;	800	800
8,000,000 issued; $0.0001 par value)		
Preferred Stock (20,000,000 shares authorized;	13,476,330	6,046,645
13,475330 issued; $1.00 par value)		
Additional Paid in Capital	9,065	9,065
Retained Earnings (Deficit)	(9,279,975)	(5,100,593)
TOTAL SHAREHOLDERS' EQUITY	4,206,219	955,917
Syndication Fees	(93,896)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,566,553	$ 1,961,546

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

6DBYTES, INC. DBA BLENDID
INCOME STATEMENT
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 83,346	$ 2,159
Cost of Goods Sold	93,715	-
Gross Profit	(10,369)	2,159
Operating Expense		
Salary & Benefits	1,791,873	691,478
Professional Services	1,367,021	1,431,396
Research & Development	259,755	530,841
Rent	214,017	127,935
General & Administrative	122,504	154,266
Advertising	115,827	87,367
Depreciation	122,210	-
	3,993,208	3,023,282
Net Income from Operations	(4,003,577)	(3,021,123)
Other Income (Expense)		
Interest Expense	(60,256)	(7,295)
Other Income	28,083	-
Loss on Sale of Equipment	(55,255)	-
Taxes	2,537	-
Net Income	$ (4,088,468)	$ (3,028,418)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

6DBYTES, INC. DBA BLENDID
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (4,088,468)	$ (3,028,418)
Change in Accounts Payable	30,589	(190,198)
Change in Accounts Receivable	(15,541)	-
Change in Prepaid Expenses	(6,207)	385
Change in Accrued Expenses	(133,710)	132,520
Change in Secured Deposits	(29,417)	-
Change in Deposit Liability	750,000	-
Depreciation	122,210	-
Net Cash Flows From Operating Activities	(3,370,543)	(3,085,711)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(1,248,167)	-
Net Cash Flows From Investing Activities	(1,248,167)	-
Cash Flows From Financing Activities		
Repayment of Notes Payable	(219,920)	628,357
Issuance of Common Stock	-	-
Issuance of Preferred Stock	7,429,685	3,847,450
Increase to Accrued Interest	21,641	-
Issuance of Syndication Fees	(93,896)	-
Non-Cash Adjustment to Cash	(90,914)	-
Net Cash Flows From Investing Activities	7,046,596	4,475,807
Cash at Beginning of Period	1,881,453	491,358
Net Increase (Decrease) In Cash	2,427,886	1,390,096
Cash at End of Period	$ 4,309,340	$ 1,881,454

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

6DBYTES, INC. DBA BLENDID
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount		
Balance at October 31, 2017	8,000,000	$ 800	6,046,645	$ 6,046,645	$ (2,072,175)	$ 3,984,335
Issuance of Stock	-	-	-	-		-
Net Income					(3,028,418)	(3,028,418)
Balance at October 31, 2018	8,000,000	$ 800	6,046,645	$ 6,046,645	$ (5,100,593)	$ 955,917
Issuance of Stock	-	-	7,429,685	7,429,685		7,429,685
Issuance of Syndication Fees						(93,896)
Prior Period Adjustment To Retained Earnings					(90,915)	(90,915)
Net Income					(4,088,468)	(4,088,468)
Balance at October 31, 2019	8,000,000	$ 800	13,476,330	$ 13,476,330	$ (9,279,975)	$ 4,112,324

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

5

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

6DBytes, Inc. DBA Blendid ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in California. The Company operates in the food and beverage industry as a robotics and artificial intelligence provider to improve the ordering process, peroration and delivery of their client's products to customers.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends October 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of October 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $18,900
2020- $19,700

Advertising

The Company records advertising expenses in the year incurred.

Other Income

This amount consists of interest earned from cash held in interest earning bank accounts.

Loss On Sale of Equipment

The company sold an asset at a $55,255 loss.

Deposit Liability

The amount of $750,000 is held as a deposit for a marketing agreement the company entered into with a third-party entity. In December of 2019, the agreement was terminated.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

In 2016, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable"). The note accrues interest at the rate of 5% per annum in addition to a floating per annum rate of 1.25% above prime and are payable by June 2021. During 2019 and 2018, the Company capitalized approximately $21,641 in interest related to the Notes.

NOTE D- EQUITY

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: This class of stock's rights include dilution protected dividend preference, liquidation preferences as outlined below, and voting rights. All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

As of October 31, 2019, the number of shares issued and outstanding by class was as follows:

Preferred Stock	13,475,330
Common Stock	8,000,000

NOTE E- EQUITY BASED COMPENSATION

In 2015, the Board of Directors adopted the Blendid, Inc. 2015 Stock Plan (the "2015 Plan"). The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 2,000,000 shares of common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In prior years, the Company granted 545,000 stock options under the 2015 Plan to various advisors and employees. 454,000 and the remaining granted options have an exercise price of $0.21 and $0.19 respectively, expire in ten years, and are fully vested.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Price
Expired/Cancelled	0	0
Outstanding at October 31, 2018	545,000	$ 0.02
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at October 31, 2019	545,000	$9,040.00
Vested and Expected to Vest at Ocotober 31, 2019	-	-

Stock option expense for the years ended October 31, 2019 and 2018 was $0 and $0 respectively.

The stock options were valued in 2019 using the Option Pricing Method as indicated below:

	October 31, 2019
Expected life (years)	5.00
Risk-free interest rate	1.51%
Expected volatility	44%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 3, 2020, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



Company: Blendid

Market: FoodTech

Product: Automated robotic and artificial intelligence-enabled food preparation

Company Highlights

- Launched co-branded Blendid robotic kiosk with Jamba in November 2020 in Dixon, California with expansion plans in development
- Launched Blendid robotic kiosk with Walmart in October 2020 in Fremont, California with intent to expand further
- Deep intellectual property around robotic food automation with multiple patents granted and in process
- Raised $13.5 million in early-stage funding from investors that include Benhamou Global Ventures, Plug & Play, Hone Capital and Partech Ventures

EXECUTIVE SNAPSHOT

Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company's first product, a fully autonomous robotic kiosk, makes healthy smoothies fresh-on-demand and customized to individual taste and nutrition preferences. Blendid's kiosks are currently deployed in college cafeterias and supermarkets. The company operates both branded food service locations and licenses its robotic solutions to other food service operators.

In 2019, the company raised $9.7 million in a Series A venture funding deal led by Benhamou Global Ventures. Hone Capital and Partech also participated in the round.



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.



Early Bird Perks

Investors who purchase Crowd Notes within the first 30 days of the offering's launch will receive Crowd Notes with a conversion provision based on a $50 million valuation cap or a 25% discount on the company's next qualified equity financing. Investors purchasing Crowd Notes after the initial 30 days will receive Crowd Notes with a conversion provision based on a $50 million valuation cap or a 20% discount on the company's next qualified equity financing. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% (instead of 20%) discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $50 million valuation cap.

$250 - One free drink voucher, with confirmation of campaign investment
$500 - Three free drinks voucher, with confirmation of campaign investment
$1,000 - Group Q&A with our founders on Zoom chat
$5,000 - Create a recipe for an upcoming drink with our Executive Chef and be recognized on our social channels for a week
$10,000 - invitation to a private tasting with our founders at one of our live or upcoming locations, hosted by our executive chef and nutritionist (airfare and lodging not included)

COMPANY SUMMARY

Opportunity

The COVID-19 pandemic has turned the food industry on its head. Restaurants around the world have had to adapt to the new normal and find ways to continue operating while keeping patrons and staff safe. The restaurant industry already had razor thin profit margins before the onset of the COVID-19 pandemic, and the current crisis has weakened the industry's already fragile financial structure. Between March and the end of May 2020, the restaurant sector lost $120 billion is sales, according to the National Restaurant Association.[i] Thankfully, advances in food technology offer an opportunity to fill the gap and are leveraging robotics and artificial intelligence (AI) to reduce potential exposures and automate food preparation.



Founded in 2015, Blendid, the inaugural brand of parent company 6d bytes, is on a mission to transform the way food is prepared and served to meet the unique health and taste preferences of today's consumers, while also keeping them safe via a contactless experience. The company intends to capitalize on the post COVID-19 market and already has four robotic kiosks currently in-place and available at Walmart in Fremont, California, the University of San Francisco's Market Cafe, the Charlie Brown Café at the Sonoma State University, and Plug-and-Play Tech Center in Sunnyvale, California. It has also signed agreements to participate in a program with Walmart to provide contactless robotic preparation and vending of fresh smoothies with an intent to expand further. The company started with a robotic smoothie kiosk, with the ultimate goal of expanding to wide range of food types such as soups, bowls, salads, and more.


Product

Blendid offers autonomous, contactless, food robotics kiosks that leverage advanced technology—including robotics, machine vision, and artificial intelligence—to prepare and serve healthy, fresh, and delicious food. The company's first concept makes use of this technology to prepare vegetable and fruit-based smoothies. Blendid's smoothies are customized and made-to-order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.



The Blendid kiosk is built with aluminum, stainless steel, and plastic to make it lighter, stronger, robust, and mass producible. It makes use of dual-vane solid dispensers to allow for a metered release for solids of different cuts, sizes, and consistency. It also has a two-gallon capacity for liquid dispensing and a dry dispensing mechanism for powders such as peanut and protein powder. The current kiosk version features a three-station blender station, a UR3e robot, and two delivery robots. Given the kiosk's modular design, it is relatively easy to upgrade components, including the robot, for better functionality, reliability, and reduced cost. The kiosks also feature built-in HD displays to show menu options, promotions, pricing, and the real time status of orders. Each Blendid kiosk comes standard equipped with:

- 8 solid dispensers; each solid dispenser has a capacity of 4 gallons
- 4 liquid dispensers; each liquid dispenser has a capacity of 2 gallons
- 8 powder dispensers; each powder dispenser has a capacity of 0.25 gallons
- 3 blenders
- 2 cup dispensers
- 2 freezers, 1 refrigerated unit
- 1 robotic arm
- Counter with storage capabilities and delivery

Consumer and Customer Apps



The company started with a tablet app allowing users to customize and order smoothies on location, but later expanded to a mobile app and web-based menu in 2019 to facilitate a contactless ordering experience. With the Blendid app or web-based menu, consumers can order and pay using various methods including Apple Pay, Google Pay, credit cards, and student meal plans (where available). For operations management, the kiosk features applications and dashboards to notify operators of the need to restock ingredients, receive timely notifications and alerts via text and email on service incidents, allow them to monitor and troubleshoot service issues, and view various data and analytics reports. Using its Network Operations Center, Blendid personnel are also available for remote monitoring and assisting operators with service and technical issues.



Recipes

Led by Executive Chef Kristen Rasmussen, Blendid's culinary team formulates unique, custom, healthy, tasty, and nutritious recipes to delight consumers. Kristen is a culinary nutrition and food sustainability professional with a passion for real food. She is an adjunct faculty at UC Berkeley and a past adjunct faculty at The Culinary Institute of America. As an Executive Chef, Kristen creates a core set of recipes (currently at 30). The AI engine woven throughout Blendid's technology has learned from Kristen's recipes to generate numerous other recipes to be tested with consumers over a period of time.





Each Blendid smoothie is made fresh-on-demand and cold. While other smoothie operators add ice to cool their blends (and lower costs), Blendid believes it just ends up diluting the flavor and nutrition. Produce is frozen at the peak of ripeness, retaining its nutritional value, and stays that way right until the moment of blending. When added to the blend, it naturally provides the chill while being reduced into nothing but the goodness of fruit and vegetables.

Intellectual Property

The company develops intellectual property in-house and has multiple patents and copyright registrations that are approved or currently under review. Its intellectual property pertains to robotic food preparation technology with artificial intelligence, computer vision, and distributed software processing. The company's trademarked technology, foodOS™, is the robotic technology's central nervous system powered by AI for fully automated food preparation onsite and in cloud kitchens. Blendid's vision algorithms learn and adapt to recognize ingredients, recipes, and levels and calibrate continuously to ensure error-free operation in diverse operating environments. Blendid's AI engine is engineered to continuously learn and adapt to consumer preferences to make the perfect recipe every time.

Use of Proceeds

Blendid is raising up to a total of $5 million in a combined Reg CF offering and Reg D offering. The maximum allocation for the Reg CF raise is $1.07 million. The company intends to use the funds raised in this combined offering to help create additional technology solutions to serve its customers' needs via robotics and AI. The intended fund allocations are outlined below:




Amount if Minimum ($50,000) is Raised

Repayment of Debt, $5,000
General Working Capital, $5,500
Intermediary Fees, $2,000
Future Wages, $25,000
General Marketing, $5,000
Manufacturing, $2,500
R&D, $5,000

Amount if Maximum ($5 Million) is Raised

Repayment of Debt, $500,000
General Working Capital, $250,000
Intermediary Fees, $200,000
Future Wages, $2,500,000
Campaign marketing, $300,000
Manufacturing, $250,000
General Marketing, $500,000
R&D, $500,000

Blendid plans to use the funds raised in this offering to cover future wages and other operating expenses for research and development, sales and marketing, operations, manufacturing, and general administrative functions. The company also wants to use the funds to build more robotics kiosks and to aid with the deployment in various food service locations within its targeted verticals. It intends to create additional technology solutions to serve the needs of its operator customers around food automation.

If Blendid raises the minimum amount of $50,000, it plans to use the offering proceeds for:

- Intermediary fees (4%)
- General marketing (10%)
- Research and development (10%)
- Manufacturing (5%)
- Future wages (50%)
- Repayment of debt (10%)
- General working capital (11%)

If Blendid raises the maximum amount of $5 million, it plans to use the offering proceeds for:

- Intermediary fees (4%)
- Campaign marketing (6%)
- General marketing (10%)
- Research and development (10%)
- Manufacturing (5%)
- Future wages (50%)
- Repayment of debt (10%)
- General working capital (5%)

Product Roadmap

YE 2020 - Product enhancements such as a sensor network upgrade, faster solid dispensing, and doubling the number of liquids from four to eight based on demand.

Q1 2021 - Design for manufacturability improvements such as enhancements to facilitate large scale manufacturing and reduce cost.

Q3 2021 - Food format #2 leveraging the existing kiosk, which has been designed as a platform that can be modified to support a large variety of food formats.





Business Model

Blendid sells its kiosks to operator customers (licensees) and deducts a percentage of the gross revenues as a licensing fee for use of the food operating platform (foodOS™) and technical support. Each Blendid kiosk costs around $100,000 to build in small volumes and is meant for large food service operations in universities, hospitals, corporate cafeterias, supermarkets, and other public venues. Blendid intends to deliver robotic kiosks to the market at lower costs, with better economics, and a smaller footprint in comparison to a traditional brick and mortar smoothie store. Blendid has recently signed agreements with two large global food and retail brands and is planning on license-based expansion plans with those partners. The company's end consumers are primarily health-conscious individuals, who purchase smoothies at Blendid's kiosks for on-the-go consumption.

USER TRACTION



Since March 2019, the company has gone through multiple successful deployments of Blendid kiosks in universities, corporate offices, and retail environments. The Blendid robotic smoothie machine has been received very well by university students and faculty, corporate workers, and Walmart shoppers. Based on the success of its current deployments, the company is preparing to expand in more supermarkets, retail stores, and hospitals.

The company intends to drive market adoption of Blendid's robotic food solutions by licensing them to global and regional food service operators to drive deployment at scale. The company has signed an agreement with Walmart to pilot Blendid at Walmart stores starting with its Fremont, California location—launched in October 2020—with an intent to expand further. The company also launched a co-branded Blendid robotic kiosk with Jamba in November 2020 in Dixon California, with expansion plans in development.

The company is also in various stages of strategic contract discussions with global food management companies to bring Blendid to more types of food service locations including businesses, colleges, hospitals, stadiums, airports, and shopping malls.

HISTORICAL FINANCIALS

Revenue

Q1 – FY19	Q2 - FY19	Q3 - FY19	Q4 - FY19	Q1 - FY20	Q2 - FY20	Q3 - FY20	Q4 - FY20
$993	$15,811	$19,988	$46,555	$31,078	$30,007	$546	$2,488



The company's fiscal year is November 1 to October 31. Since inception, Blendid has generated $149,624 in total revenue. In fiscal year 2019, the company generated an all-time high revenue of $46,555 in Q4 – FY19, due mostly to a pickup in demand. The company's rapid growth in revenue between Q2 – FY19 and Q4 – FY19 is attributed mostly to product maturity and enhanced engagement with consumers. Fiscal Q1 and Q2 are seasonally slower months for the company. Blendid was on pace to sequentially grow quarter over quarter in Q2 – FY20, but the shelter-in-place order due to COVID-19 triggered a pause in its operations in college cafeterias in mid-March. Revenue for fiscal year 2020 amounts to $64,119. The Company has recently made inroads into supermarkets with the launch of Blendid at Walmart and expects to continue growing.



Expenses

Q1 - FY19	Q2 - FY19	Q3 - FY19	Q4 - FY19	Q1 - FY20	Q2 - FY20	Q3 - FY20	Q4 - FY20
$744,165	$807,990	$1,080,892	$1,360,161	$1,541,945	$1,359,667	$1,006,104	$968,828

Blendid incurred $3,023,282 in operating expenses for fiscal year 2018. Non-payroll research and development expenses accounted for about 47%—the majority of all costs as the company designed and developed its first commercial product. Salary and benefits accounted for 23%. In fiscal year 2019, non-payroll research and development expenses accounted for about 34% of all costs. Salary and benefits accounted for 45% as the company operationalized its first commercial product. In fiscal year 2020, non-payroll research and development expenses accounted for about 19% of all costs. Salary and benefits held the largest share of all operating costs at about 51% as the company undertook multiple commercial deployments. Depreciation totaled $811,552 in fiscal year 2020, accounting for about 17% of all operating costs. As the pandemic caused a temporary slowdown in business in its fiscal Q2 2020, the company undertook measures to bring down its operating expenses with tighter management of headcount and non-headcount expenses.

The discussion above does not include cost of goods sold (COGS), which were $0, $93,715, and $65,627 for fiscal years 2018, 2019, and 2020 respectively.











Net Income

Q1 - FY19	Q2 - FY19	Q3 - FY19	Q4 - FY19	Q1 - FY20	Q2 - FY20	Q3 - FY20	Q4 - FY20
-$767,341	-$887,766	-$1,088,433	-$1,344,927	-$1,546,939	-$1,381,096	-$1,035,920	-$898,843

Blendid generated a net loss of $3,021,123 and $4,003,577 in fiscal years 2018 and 2019, respectively. Figures for fiscal year 2020 amount to a net loss of $3,963,468 for the period. The company had $2,118,629 in cash on hand and an average quarterly burn rate of $909,879 as of October 31, 2020. The Company intends to continue


expanding its customer base with more Blendid robotic kiosks deployed in the field. While the COVID-19 pandemic continues to play a role in North America and European Union countries, the company has recently made inroads into supermarkets with the launch of Blendid at Walmart and expects to continue growing.



INDUSTRY AND MARKET ANALYSIS

The World Bank estimates the food and agriculture industries comprised nearly 10% of global GDP in 2019, a value of $8 trillion based on an estimated global GDP of $88 trillion. A record $1.71 trillion was spent on food and beverages in 2018 at grocery stores and away-from-home meals and snacks in the U.S. alone. That same year Americans spent 9.7% of their disposable income on food, 5% at home and 4.7% ordering out.[ii] According to The Spoon, a food industry reporting website, the food robotics market was projected to account for $3.1 billion by 2025,[iii] expanding at compound annual growth rate (CAGR) of 13.1% worldwide.[iv]





More recently, market research provider Report Linker launched an impact survey to examine the impact COVID-19 and the looming recession are having on the market. In its findings, it estimated the food robotics market to account for $1.9 billion for the year 2020, as of July 2020, and anticipates the market will reach $4.3 billion by 2027. After an early analysis of the business implications of the pandemic, the U.S. market is estimated to account for $574.3 million in 2020. China, the world's second largest economy, is forecast to reach a projected market size of $755.1 million by the year 2027, growing at a CAGR of 11.6% over 2020 to 2027. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 10.9% and 10.2%, respectively, over the 2020 to 2027 period. Within Europe, Germany is forecast to grow at an 8.7% CAGR.[v]

An increasing focus by consumers on sustainability, health, freshness, and convenience has placed pressure on the food industry to innovate. AI and machine learning are expected to play an increasingly important role in the food industry. In manufacturing capacities, machine learning can be applied to conduct food market analysis. SPD Group notes that more specific use cases include the use of data collection and classification by machine learning algorithms to try to deduce which food tech trends will soon be popular.[vi] Food product companies must also innovate to keep pace with increasing populations, rising population density, and higher caloric intakes. By 2030, six in seven people will consume at least 3,000 calories per day. By 2050, global population is expected to increase to 9.7 billion, with 66% of said population living in urban areas.[vii]

Venture capital investments in food tech hit an all-time high in 2018 reaching $16.3 billion across 1,021 deals. Dollars invested in 2018 nearly quadrupled year-over-year, up from $5.5 billion in 2017 across 872 deals. In 2014, investments in food tech surged to $4.7 billion, up from $2.3 billion in the previous 5 years from 2009 to 2013 combined.[viii] It's also important to note, venture capital investments in food tech for 2020 have already surpassed 2019's figure of $11 billion with about three months still left in the year. Other notable funding information for the industry in 2020 includes the following: [ix]

- The median pre-money valuation is $15.5 million, up 172% from $9 million in 2019
- The median post-money valuation is $19.3 million, up 74% from $11.1 million in 2019
- The median deal size is $2.1 million, up 49% from $1.4 million in 2019



COMPETITORS



Jamba Juice: Founded as Juice Club in San Louis Obispo, California, Jamba Juice provides blended whole fruit and vegetable smoothies, bowls, juices, cold-pressed shots, boosts, snacks, and meal replacements. As of 2020, Jamba Juice has more than 850 locations operating in 36 U.S. states, as well as the Philippines, Taiwan, South Korea, Thailand, and Japan.[x] In 2006, the company went public via a reverse merger with the entity Services Acquisition for $265 million.[xi] It was subsequently sold to the private equity firm Roark Capital's Focus Brands Inc. for $200 million in 2018.[xii]

Smoothie King: Headquartered in Dallas Texas, Smoothie King is a premier nutritional and lifestyle smoothie bar franchise. The company opened its first store in 1973 and began its franchise expansion in 1989. It now has more than 1,000 stores operating in 34 states, the Caymans, Trinidad, and the Republic of Korea. Its menu offers recipe blends for 28 different fitness blends, 20 slim blends, 17 wellness blends, 17 break time blends, and six kids blends.[xiii] In 2019, the company was ranked the #1 smoothie franchise in Entrepreneur Magazine's 43rd annual franchise 500 list.[xiv] In 2018, Smoothie King announced it had achieved record systemwide sales of over $435 million.[xv]

Spyce: Founded by MIT graduates, Spyce is a Boston, Massachusetts restaurant powered by a fully robotic kitchen that can cook a customer's meal in three minutes or less, it claims. The robotic kitchen is designed to prepare food, cook it, and clean up. The founders, Michael Farid, Brady Knight, Luke Schlueter, and Kale Rogers were inspired to create the robotic restaurant technology concept in light of their experiences as hungry student-athletes on tight budgets. In September 2018, the company announced it had raised $21 million in Series A funding to help expansion efforts and to advance its robotic technology. Consumer company investors Collaborative Fund, Maveron, and existing investor Khosla Ventures participated in the round.[xvi]

Chowbotics: Founded in 2014, Chowbotics uses advanced robotics to make fresh nutritious food. The company's robot vending machine, Sally, makes personalized salads and meals instantly. It has deployed over 100 food robots and claims to have served over 100,000 fresh healthy meals.[xvii] In June 2018, Chowbotics announced it had raised $11 million in Series A-1 funding led by Foundry Group and Techstars. The company intends to use the proceeds to expand its robotic menu and create robots for grain bowls, breakfast bowls, poke bowls, açai bowls, and yogurt bowls.[xviii]

EXECUTIVE TEAM



Vipin Jain, Co-Founder and CEO: Vipin brings more than 28 years of experience in engineering, business management, and entrepreneurship to the Blendid team. Prior to co-founding Blendid, Vipin was the co-founder and CEO of Retrevo, a company that specialized in using machine learning to change the shopper experience around consumer products. before it was acquired. He went on to become the VP of Sales and Customer Care at Barnes and Nobel NOOK. He Led strategy programs and execution of all sales, merchandising, operations, inventory, and forward and reverse logistics functions. He holds a Master of Science in Physics and a Bachelor of Science in Electrical and Electronics Engineering from the Birla Institute of Technology and Science, Pilani.





Venki Ayalur, Co-Founder and CTO: Venki provides 25 years of deep technology expertise in market defining and innovative technologies. Before co-founding Blendid, he conceptualized and oversaw the creation of software and hardware products for Barnes & Noble Nook and Motorola Mobile. He is credited with developing the color-based e-reader, overseeing the evolution of Motorola phones, and has been awarded multiple patents in the machine learning and location discovery space. He holds an MBA from the Northwestern University, Kellogg School of Management, a Master of Science in Computer Science from Northern Illinois University, and a Master of Science in Engineering Technology from the Birla Institute of Technology and Science, Pilani.



Vijay Dodd, Co-Founder and VP Engineering: Vijay brings over 28 years of experience in hardware and software product life cycles and a wealth of knowledge and engineering leadership to Blendid's executive team. Prior to co-founding Blendid, Vijay worked with leading technology companies such as AT&T, Palm, and Barnes & Noble Nook. He acquired his specialty in Industrial & Product Design and innovative ME materials. He holds a bachelor's degree in electrical engineering from Bangalore University, an MBA from Southeastern University, and a Master of Technology in Systems and Controls from the Indian Institute of Technology, Bombay.

PAST FINANCING

Round	Date	Amount	Security	Price per Share	Valuation
Series A	May-19	$9.7M	Preferred Stock	$1.30	$33.7M
Series Seed	Jun-17	$3.8M	Preferred Stock	$0.78	$13.8M

Investors:	• Partech Ventures	• Plug and Play Ventures
	• Hone Capital	• Benhamou Global Ventures

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $5 million
Offering Type: Side-By-Side (Regulation CF and Regulation D)*
Discount Rate: 20% or 25%
Valuation Cap: $50 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount (or 25% discount) to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $50 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

* Non-accredited investors will invest via Regulation CF regardless of amount invested. Accredited investors who invest over $20,000 will invest through the Regulation D 506(c) offering on the same terms as the Regulation CF offering.


Fox Business: 'Blendid' robot makes instant smoothies
Associated Press: Demand for robot cooks rises as kitchens combat COVID-19
SFGate: Meet San Francisco's new, giant, smoothie-making robot
North Bay Business Journal: Robotic smoothie maker debuts at Sonoma State University
The Spoon: Exclusive: Blendid Opens Robot Smoothie Kiosk at a Walmart in Fremont, CA
Digital Trends: Smoothie-making bot at Walmart signals the rise of the robot fast-food worker

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,


- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

[i] https://fortune.com/2020/10/05/reinvent-podcast-covid-restaurants-david-chang-momofuku/

[ii] https://techcrunch.com/2019/10/22/the-foodtech-investment-opportunity-present-and-future/

[iii] https://thespoon.tech/about-the-spoon/

[iv] https://www.grandviewresearch.com/press-release/global-food-robotics-market

[v] https://www.reportlinker.com/p05798620/Global-Food-Robotics-Industry.html?utm_source=GNW

[vi] https://spd.group/machine-learning/machine-learning-and-ai-in-food-industry/

[vii] https://www.accenture.com/us-en/_acnmedia/pdf-70/accenture-future-of-food-new-realities-for-the-industry.pdf

[viii] Pitchbook industry data; pulled: *October 22,2020*

[ix] Pitchbook industry data; pulled: *October 22,2020*

[x] https://www.linkedin.com/company/jamba-juice/about/

[xi] https://www.thestreet.com/investing/stocks/poring-through-the-past-at-jamba-juice-10276578

[xii] https://www.restaurantdive.com/news/parent-company-of-cinnabon-jamba-juice-considers-ipo/540891/

[xiii] https://www.smoothieking.com/our-story

[xiv] https://www.linkedin.com/company/smoothie-king/about/

[xv] https://www.qsrmagazine.com/news/smoothie-king-earns-high-franchise-marks-after-record-year

[xvi] https://boston.eater.com/2018/9/7/17832612/spyce-robotic-restaurant-21-million-dollar-series-a-funding

[xvii] https://www.linkedin.com/company/chowbotics/about/

[xviii] https://techcrunch.com/2018/06/13/chowbotics-raises-11-million-to-move-its-robot-beyond-salads/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

6d bytes Inc.
404 N. Wolfe Road
M/S 215
Sunnyvale, CA 94085

Ladies and Gentlemen:

The undersigned understands that 6d Bytes Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated December 21, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on June 7, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	404 N. Wolfe Road M/S 215 Sunnyvale, CA 94085 Attention: Vipin Jain
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

6d Bytes Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

6d Bytes Inc.

CROWD NOTE

FOR VALUE RECEIVED, 6d Bytes Inc,. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $50 million.

The "**Discount**" is 25%.

The "**Offering Deadline**" is June 7, 2021.

1. Definitions.

a. "**Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the

Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF and a total of $5,000,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $50,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. The quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

    B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (a) the Target CF Minimum or the Target D Minimum is met for the respective Regulation CF or Regulation D portion of the Offering on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, Rule 506(c). Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

6d Bytes Inc.

CROWD NOTE

FOR VALUE RECEIVED, 6d Bytes Inc,. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $50 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is June 7, 2021.

1. Definitions.

a. "**Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D under the same terms.

b. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

c. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the

Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e.   "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f.   "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g.   "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h.   "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i.   "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j.   "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF and a total of $5,000,000 under the Combined Offerings.

k.   "**Outstanding Principal**" shall mean the total of the Purchase Price.

l.   "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

m. **"Shadow Series"** shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. **"Target D Minimum"** shall mean $50,000 raised in total via the Combined Offerings.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. The quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate

4

any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (a) the Target CF Minimum or the Target D Minimum is met for the respective Regulation CF or Regulation D portion of the Offering on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, Rule 506(c). Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

Contactless food solutions for a post COVID-19 world

Blendid Investment Opportunities

Vipin Jain
Co-founder & CEO





6d bytes | Blendid

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

















Robotics and artificial intelligence can change the way we…

ekso
BIONICS
Live
Uber Eats

Work

Eat
lendid

COVID has reimagined and accelerated changes in food service…

Food service operators were **already struggling** on razor-thin margins due to:

Rising costs



Difficulty hiring reliable labor



Increased consumer demands for fresh, healthy, affordable food

COVID has added extra pressure



Increased costs

Need for contactless ordering, assembly & delivery



Consumer safety and trust

https://fortune.com/2020/10/05/reinvent-podcast-covid-restaurants-david-chang-momofuku/



...which creates potential for massive opportunity in the QSR industry



QSR
$247B



Bars & Taverns
$22B



Non-Commercial
$65B

https://www.nrn.com/sales-trends/us-restaurant-sales-reach-record-863b-2019-nra-says

https://www.statista.com/topics/863/fast-food/#:~:text=The%20total%20revenue%20of%20the,billion%20U.S.%20dollars%20in%202019

https://www.nrn.com/sales-trends/us-restaurant-sales-reach-record-863b-2019-nra-says.



But complex problems require the right approach


Culinary Skill
Business Expertise
HEALTH TRENDS
CULINARY SKILL
NUTRITION
FOOD SCIENCE
CREATIVITY
UI/UX
ROBOTICS
AI
MOBILE
CLOUD
CONTROL SYSTEMS
B2B
SUPPLY CHAIN
B2C
MARKET ANALYSIS
OPERATIONS

Blendid's food automation platform is a solution

It's more than a ROBOT –

foodOS™ is the nervous system powered by artificial intelligence for fully automated food preparation onsite and in cloud kitchens

Blendid's AI engine is engineered to continuously learn and adapt to consumer preferences to make perfect recipe every time.



Blendid has multiple design patents awarded and more in the pipeline for software-driven food preparation and cloud driven distributed IOT management.



Blendid's food automation platform



Consumers

Devices

Operators

Vision

food OS

Our Restaurant Management System™ provides a full suite of tools (CMS, inventory management, remote monitoring, analytics) to manage and operate food service remotely



Vision algorithms are designed to learn and adapt to recognize ingredients, recipes, levels, and calibrate continuously to ensure error-free operation in diverse operating environments.



Blendid's food automation platform is a solution

The first realization of Blendid's food automation platform

















Blendid has already seen positive adoption in its locations

Universities – USF and Sonoma State

Opened in March and November 2019

ARM

"Blendid enables us to expand our food offerings without added labor costs. Students love being able to customize their blends prepared right before their eyes by a robot."
Crystal Wong, USF Manager for Bon Appetit Mgmt. Co

"Our consumers want healthy, fast and convenient food, which requires us to be innovative and efficient. Bringing Blendid to the SSU community helps us respond to what customers want."
Don Cortes, Executive Chef for Culinary Services at SSU

Retail - Walmart Fremont

Opened October 2020

Blendid
Order
Welcome to your
Walmart

Retail – Dixon, CA

Launched November 2020

Co-branded Blendid kiosk with Jamba

Jamba
Blendid
order here

Sample location-level unit economics[1]

	Lower End	Higher End
# Annualized Orders	42,000	60,000
Annualized Gross Sales	252,000	420,000
Food Costs	63,000	90,000
Other OPEX	64,000	125,000
Operating Margin Contribution[2]	50%	50%

Operator gets 12-18 months cash-on-cash return

● Higher return with extended hours

● Higher return with improved consumer engagement over time

[1] Actual results should be expected to vary
[2] Margin split between Blendid and customers (food service operators) using a licensing model (CAPEX invested by customers)



Some industry executives agree that **market momentum may be shifting**



WIRED
MATT SIMON HEALTH 03.25.2020 02:00 PM

The Covid-19 Pandemic Is a Crisis That Robots Were Built For



Chris Albrecht
Editor in Chief, The Spoon

"For retailers like **Walmart** and other s**upermarkets,** the **attraction to robot-powered vending machines makes sense**. Robot kiosks can offer fresh food and food and drinks in a more contactless environment. All of the ingredients are sealed away behind glass, and there is no human making the drinks, which means **fewer vectors of viral transmission.**



Stuart Varney
Host Varney & Co. Fox Business News

"if there is one thing the **virus** and the lockdown has really **speeded up** is the use of **robotics in foodservice**"



Justin Phillips
SF Chronicle Reporter

"As Bay Area residents focus more on cleanliness during the pandemic, **food automation,** which removes a significant amount of human contact with food in the preparation process, has jumped **from a niche commodity to a pillar** of the region's dining culture.

Investor Deck

Wired Magazine

The Spoon

Fox Business

SF Chronicle

Confidential & Proprietary

6d bytes | Blendid





Blendid's roadmap

Operationalize	Commercialize	Accelerate	
Q4,2015 – Q3, 2020	**Q4, 2020 – Q4, 2021**	**Q1, 2022– Q4, 2022**	**Q1, 2023 – Q4, 2024+**
• Completed R&D, proof-of-concept, multiple iterations, and a 9-month pilot at Plug & Play (2018) • Launched commercially in Education vertical (2019) and establish product-market fit with multiple locations (2020) COMPLETE	• Expand into hospitals, retail, and supermarkets (multiple locations) • Operate with 99.9% uptime, $250K+ annualized gross sales / location, 40%-50% operating margin* • Sign contracts with marquee operators to deploy 100+ locations in subsequent 12 months	• Ramp up deployment in multiple verticals • Breakeven in Q4, 22 with 100+ locations and $23M+ in annualized HW + royalty revenue* • Accelerate large customers & strategic partner growth	• Establish Blendid as food prep orchestration platform • Channel and mid-market expansion with cost-reduced products • Upside with concept expansion (soups, coffee, salads, hot / cold bowls) and geo expansion (EU, Asia) • $400M+ in annualized HW + royalty revenue (2,000+ locations)*

* Number of locations, sales, revenue and operating margins are company's goals

An all-star team with decades of experience in robotics & food



Vipin Jain
Co-founder & CEO
VP Barnes & Noble Nook Media,
Co-founder & CEO Retrevo,
Co-founder Telseon IP,
MS Physics BITS



Venki Ayalur
Co-founder & CTO
Software Lead Barnes & Noble Nook,
Motorola Engineering,
MBA Kellogg, MS Computer Science
Northern Illinois



Vijay Dodd
Co-founder & VP, Engineering
HW & SW Engineering Dir Barnes
& Noble Nook, Engineer Dir Palm,
Masters of Tech in Systems & Controls



Kristen Rasmussen
Executive Chef & Nutritionist
Founder Rooted Food, Food Science Adjunct
faculty UC Berkeley & Nordic Food Lab &
Culinary Institute America



Shawn LaPean
VP, Business Development
Executive Director UC Berkeley Foodservice,
Director Vanderbilt Foodservice, IFMA Silver
Plate award 2008



Richard O'Brien
VP, Retail Operations
Dir Purchasing The Melt, Dir Supply Chain
Specialty's, Supply Chain & Operations Jamba
Juice



Covahne Michaels
VP, Marketing
Dir eComm Strategy, Innovation, Brand
Management J.M Smucker, Del Monte, Kraft
Foods, MBA Tuck at Dartmouth



Shirish Joshi
VP, Manufacturing Operations
Founder Amphion, VP Manufacturing Operations
Kaptivo, littlebits, Pluribus Networks, MS Industrial
Eng URI



Ram Nagarajan
VP, Business Operations
Co-founder SmarterD, Sales & Partnerships
Barnes & Noble Nook, Netflix, MS Electrical
Engineering MIT



...and experienced investors and advisors to help push the envelope











James D White
Board member Panera, former
CEO & Chairman Jamba Juice, SVP
Safeway & Gillette, Nestle



Michelle Gloeckler
Board Member BJs, former EVP
Walmart, VP Hershey's



Maisie Ganzler
Chief Strategy & Brand Officer
Bon Appetit Management
Company



Cody Rose
VP Product, Resy (Amex Dining),
former VP Guest Experience Chipotle



Eric Benhamou
Founder & General Partner
Benhamou Global Partners, former
CEO & Chairman 3COM



Gary Bradski
Creator and Founder of OpenCV,
Consulting Prof @ Stanford

6d bytes | Blendid



We believe **NOW** is the time to invest in the future of food service

Market opportunity

$300B US food service market

Patented technology

HW & SW patents; National Sanitation Foundation (NSF) certified

Field tested product

Over 40K smoothies served

Extensible platform

Scalable to numerous cuisines across more geographic regions

Scaleability

We estimate 2,000 units would deliver $100M+ in annual licensing revenue



Risk Disclosures

<u>Investment Risk</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



EXHIBIT F

Video Transcript

Meet Blendid.

A contactless, automated solution for healthy on-the-go eating. That's ordered from the safety of your cell phone and prepared by a robot with ZERO human interaction.

Let's try one.

Sara here selects an antioxidant-rich, immunity boosting blend and customizes it based on her unique taste and health preferences.

It notes Sara's custom blend and begins gathering the ingredients - whole fruits, vegetables, seeds, powders and juices - that are fully protected through the Blendid supply chain.

Doing all this while multitasking Dan's, Ben's and Ava's custom orders.

Then it's blended. Ready to pour and served to you. Anywhere, anytime.

And now, Blendid's AI engine knows the individual preferences of Sara and all Blendid consumers, so that each blend is crafted specifically for them.
REAL food. Artificial intelligence.

To learn more, visit blendid.com

[Text Overlay – Visit blendid.com for more]

EXHIBIT G
Webinar Transcript

Brett Andrews:	Hi everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we will be hearing from Blendid, a company building robotic and AI-enabled food automation solutions. We are joined today by their co-founder and CEO, Vipin Jain. Vipin brings more than 28 years of experience in engineering, business management and entrepreneurship to the Blendid team. Prior to co-founding Blendid, Vipin was a co-founder and CEO of Retrievo. A company that specialized in using machine learning to change the shopper experience around consumer products before it was acquired. He went on to become the VP of sales and customer care at Barnes & Noble Nook. He led strategy programs, execution of all sales, strategic partnerships with Microsoft and Samsung merchandising, operations inventory, and forward and reverse logistics functions. He holds a Master's of Science in physics and a Bachelor of Science in electrical and electronics engineering from the Birla Institute of Technology and Science, Pilani.
	We're also joined by Blendid co-founder and CTO, Venki Ayalur. Venki provides 25 years of deep technology expertise in market defining and innovative technologies. Before co-founding Blendid, he conceptualized and oversaw the creation of software and hardware products for Barnes & Noble Nook and Motorola Mobile. He is credited with developing the color-based e-reader overseeing the evolution of Motorola phones and has been awarded multiple patents in the machine learning and location discovery space. He holds an MBA from the Northwestern University Kellogg School of Management, Master's of Science and Computer Science from Northern Illinois University and a Master's of Science in engineering technology from the Birla Institute of Technology and Science, Pilani. How are you guys doing today?
Vipin Jain:	Fantastic.
Venki Ayalur:	Thank you so much, Brett.
Brett Andrews:	Yeah, thanks so much for joining us. So real quick before we get started, just so that everybody understands the format for today specifically for those of you who this may be your first webinar. Once we get started, we're going to have Vipin and Venki are going to run through their pitch deck. And I think a video to kick things off. Hopefully you can see the MicroVenture campaign page where both that deck and that video are as well as Vipin and Venki's videos.
	And they're going to spend about 10 or 15 minutes going through that presentation for Blendid. During that time, we encourage you to send in questions. If you go to over to your go to webinar control panel, you'll see a tab titled questions. You can feel free to submit those during the presentation. They won't interrupt these guys. It'll just go to me. And then once the presentation is wrapped up, we'll open it up for Q&A, and I'll be moderating that piece of it. And we'll answer any questions that have been submitted and any other ones that anyone else might have.

One final thing. If you do want to go to the go-to webinar, I'm sorry to the MicroVentures campaign page for Blendid, if you go-to that, the same go to webinar control panel and go into the chat, we have a link there. It's a hyperlink for that same campaign page. So if you want to have that up and follow along, feel free to do so. Also at the end of this, after the presentation and Q&A, I'll point you guys to some places including that page, where you can find some more information. So with that guys, I'll let you take it away and introduce everyone to Blendid.

Vipin Jain: Thank you so much, Brett and good morning, good evening everyone. [inaudible 00:03:28] company and we really appreciate you are taking time to join us for a Blendid webinar, really happy to be here with you all. So before we came into the slide deck, let me start with a video. I think I'll just say a picture is worth a thousand words. I think a video is worth a million, so let's start with a quick one minute video, and then we're able to dive right into the details of Blendid. So thank you [crosstalk 00:03:58]

Video Narrator: Meet Blendid, a contactless, automated solutions for healthy on the go eating that's ordered for the safety of your cell phones and prepared by a robot with zero human interaction. Let's try one. Sarah here selects antioxidant rich, immunity boosting blend and customizes it based on her unique taste and health preferences. It notes Sarah's custom blend and begins gathering the ingredients, whole fruits, vegetables, seeds, powders, and juices that are protected through the Blendid supply chain, doing all this while multitasking, Dan's, Ben's and Ava's custom orders, then it's blended, ready to pour and serve to you anywhere, anytime. And now Blendid's AI engine knows the individual preferences of Sarah and all Blendid consumers, so that each blend is crafted specifically for them. Real food, artificial intelligence to learn more, visit Blendid.com. Meet Blendid...

Vipin Jain: Okay, so that was a quick video that would give you a more overall perspective about what Blendid is. So Venki, if you don't mind, let's go to the slide deck. Okay. So I'm sure many of you are familiar how robotics and AI are changing the way we live, work and eat. We have seen innovation across the whole spectrum of our day-to-day lives, whether it be at home or be at work. So if you go to the next slide, Venki, and when it comes to food, we think that this is one [inaudible 00:06:06] years that will be disrupted in a big way using robotics and AI. Historically, the food service has been a laggard when it comes to technology adoption. And in last few years, I think we have seen an emergence of the consumers taste and trends where consumers are demanding healthy food, delicious food that's affordable and that they can control because you want to be in charge of what you consume and how you want to consume it.

There are 90 million of Millennials and Gen Z consumers in our country, and they are digitally savvy. They want to be in control. So food service for operators has been a very challenging, space to serve the customer need. And with COVID, I think it has become almost an untenable for operators.

So we think this is a pivotal point for food service to adopt technology, to give consumers what they want and to be able to do that cost effectively so they can make money operating food service. And this is the inflection point that we see that will propel the adoption of robotics and AI in food space. So Venki, next slide.

And by this adoption, I think you will see a massive change and on-the-go food consumption. And if you just look at the on-the-go food consumption, not fine dining, not your home consumption just on the go, in your day-to-day life, when you are busy running around between meetings, between your classes, between different errands, that's more than $300 billion industry. We think this whole industry and every format, every cuisine, every type of food that you consume on the go will get disrupted by using robotics and AI. And it is in need of that disruption to give consumers highly personalized food experience that their desire, that they crave for.

Venki, next slide. Now the question, this is my third startup, and I have done startups before. The question always comes why now? And why nobody has solved this problem? If this is such a big problem, somebody should have solved it. Well, the reason is really simple. When you think about most innovations and most entrepreneurial journeys, be it any innovation happening with your crypto or innovation happening with cloud or security or anything else in between, most innovation require mastery in one, maybe two different disciplines. You need expertise in one or two disciplines.

When you think about food automation, you require mastery and at least half a dozen different disciplines, different science and engineering disciplines that you need mastery in. You need to understand robotics. You need to understand control systems. You need to understand AI and the computer vision. You need to understand mobile. You need to understand cloud. You need to understand UI/UX because you're talking about the blend of physical and digital experiences, and you have to combine that hardcore science and engineering with the culinary expertise.

This is where we say you have to combine the creativity of a chef with a precision of robotics. So you have to bring in the software aspect of food automation and the creation, which is all about the recipes and nutrition and food science. You have to combine that with the science and engineering of food automation. And you have to combine that with expertise on the business side, understanding consumer trends and understanding B2B2C businesses, retail, operations, and all of that has to get combined to create a solution that has to work like magic. And this is extremely hard.

When we undertook this journey more than five years ago, this is the first thing we did. We brought this expertise together. We said, this is a big market, big area, but it requires expertise, deep expertise in a lot of areas. And we brought best of breed. World-class experts in all these areas to create this magic. And this magic is what we're introducing to you guys today. Next slide, Venki. That magic is blended. So I will let Venki spend a few minutes talk about a Blendid food automation platform, and then we'll go from there.

Venki Ayalur: Thanks Vipin. Hello everyone. Before we talk about technology and product, I think it might make sense for you to understand what inspired us in this journey. As you know, most of your food is very touchy and personal. And when you think about the recipe it has never been digitized. I mean, the chef authors the recipe, the customers are the people who want to modify it in their personal way, and they want to consume it. And this part of automation has never been done. And we have never digitally preserved recipes in textual form, not in digital form. So what we wanted to build was a technology that can actually get the sense of what chef intends to do, what the consumer's personal preferences are and build a device that puts all of these things together to bring the exact recipe each and every time.

So that's what we call this, "FoodOS". And that's what inspired us to start about five years ago. Over the five years the idea, I mean, has evolved into a full-fledged commercial product. And at this stage that many of these pieces are built and it's developed and functional and reliable and out there in the marketplace. When you want to understand the technology, it probably makes sense to break it into four different parts and see how they all come together, close to us from the consumer standpoint. I mean, obviously the chef has authored the recipe, the consumer preferences. They have the allergies, they have taste preferences, our apps, both in iOS and Android Store captures all of this essence and translates it into machine-readable format so that the AI engine can adapt and produce a recipe that they want.

The second aspect is follower operators, which is our consumers. They want to be able to operate this food service platform. So we provide them with the full suite of tools, content management solutions, inventory management, and remote monitoring goals, so that from their desk, they can remotely manage all the kiosks and operate effortlessly. That's from the consumers and operator side. But from a technology side, these things don't come together easily. It requires a lot of complex technology. We talk about AI and robotics all the time. So you want to look at AI into two parts. One part, I talked about it, which is AI in terms of how do I create the recipe that is exactly right for the customer. The second place where we use AI is machine vision. Like when a robot is operating inside the kiosk, making various recipes, it is bound to encounter problems and it requires guidance.

We have eight cameras in the kiosk. They guide the robot in many different ways, both from understanding how the drink is prepared, how much drink is poured, identifying ingredients and so on and so forth. Another aspect of our technology is the [inaudible 00:14:52] the devices. We didn't build a system as one monolithic platform. We built a system as a collection of individual devices. They are all put together to make an orchestrated platform.

These individual devices are blenders, solid dispensers, liquid dispensers, cup dispensers. They have collection, each one is in its own, an IOT device. It is fully controllable, operatable from remote cloud, and they're all put together and assembled together to make the technology [inaudible 00:15:21]. A lot of our technology, we hold many patterns already, and we have filed a lot more that... They have many patterns that are awarded and we have a lot more in to pipeline.

So if you put all of these technologies together, what you end up is a complete product. And that's the first instantiation of the product is what we call as Blendid. Blendid makes fresh and healthy tasty blends that is curated by our chef, that is customized for the consumers, and they can consume it. When look at the product, the Blendid as a product has eight solid dispensers, four powders, four liquids and three blenders. They all come together to make the product alive. The machine can produce four different drinks an hour, and it can simultaneously make nine drinks together.

And then you'll see the site in action. It's wonderful. I think we started with the video. You got a glimpse of it. Now, obviously this product is just not in our lab. It's out there commercial in a live environment. We opened in USF and Sonoma State in 2019, we learned a lot, the consumers, the kids, college students loved it, and we have brought it even more [inaudible 00:16:46]. At this point in time, Vipin, do you want to take over and talk about our recent deployments?

Vipin Jain: Yeah. Thanks Venki. So this journey that we undertook more than five years ago just to give you some background with culminated and us going through field trials in 2018. And we learned a lot in the field trials, we built our first commercial product that Venki talked about, this eight feet by eight feet, fully autonomous, contactless, robotic kiosk that makes healthy, delicious smoothies. And this product we launched commercially in March of last year at University of San Francisco, and then up at Sonoma State in November. And the reception was amazing. Students loved it. Faculty loved it, the engagement, re-engagement and the purchase behavior was awesome. And with COVID then we started seeing perhaps the colleges was the first vertical that we focused on for go to market. And we said, "Look, this is thousands of colleges where Blendid can go and serve 24/7. Bring good food, good quality food that's affordable. And that is highly personalized for all these students and faculties."

And then with COVID, we started seeing a lot of interest from supermarkets, hospitals, fitness clubs, who are thinking about the future now given COVID and the challenge that might lie ahead, and we capitalize on that and we moved aggressively to establish the right relationships with the right brands and operators to bring Blendid to all these environments where people go and expect good food. So with those partnerships, we just went live recently in October, just less than two months ago at Walmart in Fremont. And this is the beginning of the journey with Walmart, they're very excited, excuse me, consumers love the experience. They love the product.

And then recently in November, we launched with Jamba Juice. Now Jamba, many of you might know is a premier and very well established national and now international brand for our smoothies and juices and they saw the future the way we did and how robotics and AI can play a fundamental role in bringing good quality food everywhere. And we launched a Jamba by Blendid. This is a co-branded product Jamba by Blendid, which we launched at Dixon and the reception has been amazing and in Dixon and the Jamba as well. So this is where, as an entrepreneur, you think about building a product, you want to solve a big problem. And it's a step function to go from a lab into a field environment and it's one of the step function to go from a field environment to a commercial product that can withstand the scrutiny and the rigor and the stress of a real world environment using robotics and AI. And it's another step function to see large brands and large operators adopt your product and work with you to bring it to market.

And this is the stage we are in where we think we have moved into mainstream, where global brands are, they see eye to eye. So Venki, if you go to the next slide. And obviously for a lot of these brands, a big driver, so, two big drivers and I talked about that earlier. One is the consumer need and the consumer demand and how they are demanding a healthy, delicious food that's affordable and safer now with COVID. And on the other side, the operators have to make money. They have to offer food service that's economically viable, that sustainable in the long run, but this is a spectrum.

Again, there is a disclaimer that actual results could vary based on the location, but typically we target locations that have very high foot traffic. To Venki's point earlier, the system is designed to make 45 orders an hour, including cleaning. It makes nine orders simultaneously. So, if you have a high foot traffic location, the system could be making 400/500 orders a day. This is a full restaurant in eight feet by eight feet on factor that is making highly personalized food. So, from a unit economics perspective, we target locations that can generate a demand for about, at least $250,000 in gross sales per year.

On the high end, you could have a location that could generate a gross sales of more than $400,000. So that's the spectrum in which we like to operate. And if you have those locations with that demand, the unit economics and the operating margin, after all the food costs and all the operating cost to serve as a kiosk, the total operating margin to go around the table is at least 50%. It could actually go as high as 60% depending on the location and the purchasing power you have on the ingredients.

Our business model is a licensing model, more like a franchise. So we work with the operators who buy and operate these robotic kiosks, and they pay us a royalty or licensing fee per order that is made. So enough margin to go around the table. So from this 50/55% of a standard is we take 20% and the operator keeps 30/35% margin. And it gives them a very attractive cash on cash return. In fact, an operator could get a nine month cash on cash return in a high food traffic environment. So nine months to 18 months is a spectrum in which the operator could deploy and operate these kiosks. So very attractive, very economical, and awesome food for consumers. So that's in a nutshell how the unit economics could look like. Venki, next slide.

And obviously at this point, we have been talking to [inaudible 00:23:31] and working with in various stages of negotiations and contracts with a number of large operators, number of large brands who are interested in bringing Blendid to market. So now, obviously after having gone through this journey now, we are seeing a lot more mindshare from the industry, from the media, from the press. And what you see on the screen here is some of those quotes. These are a few months old. There is a lot more press coverage Blendid has got in last two months. So I would encourage you to go to Blendid site and check it out. In fact, just two days ago Forbes actually had a fantastic article on Blendid. So you should go and check out the Forbes article. We made it to Forbes, which is a big deal for a startup.

So we're getting a lot of press. We're getting a lot of mindshare and being in the wild, having a fully autonomous contactless robotic product in the market that is serving consumers a big deal. This is not for the faint of heart. And this product works with 99.9% uptime. This is not for trial. This is a real deal commercial product that works in a high stress, high demand environment with very high uptime. So, that is the [inaudible 00:24:52] very happy about the market validation, about the press that we have been getting around Blendid. Next slide. Yeah.

So this is to give you a sense of where we are and where we think that the company can be. So we are in, at the end of 2020, this is a phase where we are working with a number of large operators, large brands to bring Blendid to market. And Walmart and Jamba are the beginning of a lot more in the hopper that we want to bring to market. In the next nine to 12 months, we want to see the market with enough robotic kiosks with different partners, different operators, different brands and be in a position where we are ready to deploy hundreds of these in the following 12 months.

So that is how the roadmap looks like. The 2022 will be [inaudible 00:25:44]. 2021 will be being in the market with a number of large brands and have a significant number of deployments. And 2022 is a scaling up where we want to deploy hundreds of these. And we think in these four years this is the goal we have set for everybody at the company. In next four years, we want to be at a place where there are 2000 robotic kiosk deployed and 2000 robotic kiosk.

So, we don't expect to have any margin on hardware, at least for the near term, and only make money on royalties and licensing. So we're very happy. We're very excited about what the future holds and how we can bring the Blendid goodness to every commercial environment, be it a supermarket, be it a hospital, be it a company cafeteria, college cafeteria, airports, stadium, shopping malls, Blended can come everywhere and it can serve people really well. So next slide, Venki.

This is a team that I had mentioned earlier, a world-class team of experts and in technology, robotics, AI, the control systems, and then we have a world-class chef and food scientists, Kristen Rasmussen who is not only our executive chef, but she also teaches food science at UC Berkeley and CIA, not the CIA, the controversial one, but the CIA as in the Culinary Institute of America. And then we have other executives who have a deep experience in their domains, they have done really big things and they are part of this venture to make up food automation work in very large market. So next slide.

And we have been very fortunate to have really good investors and really good advisors. So, we are... Our lead investor is BGV, Benhamou Global Ventures. They are a venture capital firm in Palo Alto and in Silicon Valley and Partech, Plug and Play Tech Center, some of you might know them, and we have amazing advisors and investors, James White who is a former CEO of Jamba. Michelle Gloeckler was an executive VP of Walmart. Cody, he used to be the chief customer officer at Chipotle and before that RBI, the company that owned Burger King, Tim Hortons, and Popeyes. Gary Bradski is the inventor of OpenCV, this is a computer vision expert.

So amazing people who believed in the vision, who believed in what we were doing. And they have joined us to be part of the journey with us. Next slide. Yeah. So to summarize, I think this is a point where, since we are going to retail with Walmart and Jamba and others that are in the hopper, we thought the best way to capitalize on this opportunity which has accelerated because of COVID and a need for automation and food safety, we said since we are going retail there, why not do a crowdfunding round where we not only get investors, but we also get consumers and we get brand ambassadors. I mean, if we are able to get you guys to come in as investors, then you could also be our evangelist.

And when we deploy Blendid and in SoCal [inaudible 00:29:57] and if you go east and go Midwest, wherever you might be, you know that this is a product, this is a well-known brand, this a well-known product. You are invested in this, you are going to be our feet on the ground, marketing and evangelizing the product and driving awareness about it. So this is where we are really excited about running this campaign. This is the first time we are running a crowdfunding campaign, but we are very excited about getting consumers as investors who can serve and who can engage with us on multiple fronts.

So there's a big market opportunity. A lot of patents Venki had mentioned that. We have three granted patents. It's a field test your product. So we have gone through NSF certification for the product, and it's very easy to deploy, very easy to operate. It has gone through the rigor in the field to be able to operate with three-nine availability. The product has made more than 40,000 smoothies. This is not making 10 and 20. This is tens of thousands of smoothies that it makes.

And so we estimate that in next four years conservatively, we can make it a 2000 units. So big market, big opportunity. We have the product; we have the commercial deployments. We have the partners, the right partners to work with us. I think we can create a very large company and bring the experience that consumers crave that is economical for operators. So with that, I think we will take questions.

Brett Andrews: Great. Thank you guys. That was a very great presentation. So we already have a number of questions that have come in. We did have a couple of people joined late, so if you have any questions for Venki or Vipin, please submit those in the questions tab on your go to webinar control panel. So the first one we had here was about business model. And you covered it a little bit, but I think it would be helpful if you could elaborate a little bit. So, there's the hardware piece, and maybe folks weren't quite clear on whether or not you guys are selling that. And then to what extent there's margin on that.

And then, obviously there's the licensing revenue of which you said out of a 50 to 55% operating margin, then you guys would take roughly 20%, explain how that structured, is it a minimum that you guys are to receive and then they get the excess, or is it a percentage of the split that you guys are supposed to have? Can you just, I guess, just drill down on the business model a little more.

Vipin Jain: Great question. Okay. Yeah. So let me walk you through. So in low volume, a fully furnished robotic kiosk costs $100,000. So this is the capex for the operator. So operator will buy the kiosk for a $100,000. We don't make any money on hardware. So we sell it at cost. So a $100,000, there's are the cost, $100,000 is what the operator pays for the kiosk. They operate it and we take 20% in royalty from the top line. And for that royalty, we take care of all the software that is needed to operate, all the software that you might need for consumers, all the applications, all the monitoring, break-fix, update. So operator does not need to worry about technology anymore. They can just focus on daily restocking and servicing, and we take care of technology maintenance.

So if you take a typical location that I had mentioned that would target location that can generate demand for at least $250,000 in gross sales per year. So $250,000, as a threshold will give us, Blendid, $50,000 in licensing revenue because we take 20% from the top line. So $50,000 in licensing revenue, that's how we make money as a company, because you sold the hardware at cost for $100,000. But other margin of real profit is from the licensing. So $50,000 per year we take, and the operator in this case could be making $75,000 to $90,000 per year, after all their food costs, operating costs, other royalty, the net that goes to their bottom line could be $75,000 to $90,000 a year, which will give them slightly above a 12 month cash on cash return on that $100,000 investment they made.

Brett Andrews: Got it. Yeah. I think that answers the question. So it's based off of the top line. And so that makes sense. And on that, one of the comments that you made here, we just had a question just come in and so I want to address it now, did you say that the royalty covers mechanical repair and maintenance?

Vipin Jain: Yes, it does.

Brett Andrews: Got it. Great. We have several questions around the, what you guys are deeming operators. You mentioned that it's sort of akin to a franchising model, and so there's a couple of different questions here. I'll sort of wrap into one. So you've mentioned companies like Walmart, who you have in the pipeline and others that are, I would consider I guess, more institutional. And then it sounds like from the model standpoint that the operators are more individual entrepreneurs, who want to have a potential cash flowing business. How is it set up?

So you guys go to a, let's use Walmart as an example. And I know that deals in the pipeline, but we can keep it sort of theoretical for regulatory purposes. But so you guys work out a situation with them to say, we will have the right to sell a, I guess if you want to call it franchise opportunity to an independent operator and you will be willing to house it in particular Walmarts or is Walmart doing the operations? I guess, can you share a little bit more on who that operator customer is and then how it relates to the locations that you guys are finding?

Vipin Jain:

Okay. So, that's a good question. So when we say operators, they come in two flavors, there are two types of operators. One is operators of food service. So there you can think about all the food management companies and they include Compass Group, Aramark, Sodexo, Guggenheimer, HMSHost. There is a whole slew of food service companies or food management companies that serve and that manage food service for different companies, colleges, hospitals, airports, stadiums because most of the, most of the food service in our country is outsourced these are not self-managed. They're outsourced to one of the food management companies. So we work with them. They are the operator, they operate [inaudible 00:37:15] food service environment.

So they are the operators. So that's one spectrum of operator. And we have been working with most of them at various stages of development. Then the second set of operators are the global brands. So these are the Jambas of the world. So you have Jamba as an example, or you might think about other brands who have retail presence. And on the retail side, there is another flavor of that, which is the brands like supermarkets. You can think about Walmart, you can think about Targets and Albertsons, you can think about those other retail brands. And many of those brands have food service and are inside the store that they operate. So in this case, they are also the operator where they can bring a concept, they can operate and they can tap into their existing onsite staffing.

This is the labor for them is some cost but they already have labor onsite doing all the other things inside store, and for operating this food service and servicing it once or twice a day, it is very incremental. It is highly profitable for them. So, operators are basically these two segments. One is companies that specialize in operating food service, and second is the retail brands that want to offer food service. Now, we, as a business, we don't target, at least for now, we are not targeting independent businesses or independent franchisees. So we want to work with large operators, so operators who can operate hundreds of locations.

So that's how we are building our business and the product, the tool set that we have built is designed for that, where you, as an operator can operate and manage lots of locations. You have your dashboards, you know how each location is performing. You can provision location, you can make changes. So the product is built to support large operators, not a mom and pop franchisees. So that is not the focus right now. At some point we might get into that, but initially our focus is on large operators.

Brett Andrews: Got it. Okay. And I think that answers the question well, so most of it is these large either as you mentioned, independent or food service providers or the retailers, so you're working the deal out all at once in terms of location and who is going to be running it. And that makes sense. And we had a question about how do you plan to grow and I think that sort of addresses it, which is a lot of it hinges on some of these larger deals with the Walmarts of the world.

Okay. Got it. And then we had a question, this is a little bit different, it's a quick one, I believe, but how does the retail price compare for the end consumer to a regular smoothie from say Jamba Juice since we're using them as an example through the machine? Is it the same price, or can you share any on that?

Vipin Jain: Great question. I think these are really good questions coming in. So, again, I think, if you think about the mission and we had talked briefly about that, we want to make good quality food, more affordable, and to that effect the food that we offer, many options that we have, these are very health centric and delicious items that we offer using Blendid kiosk. Good protein, good fiber, good probiotics, antioxidants, things that are good for your body and mind. We retail a typical 12 to 14 ounce serving size for $6. That is our recommended retail price.

And the unit economics that we talked about is based on the $6 ASP, which is about we believe 25% lower than the market. So if you compare that to the retail price in the market for a similar product, with that nutrition and the ingredients, you will pay seven and a half to $8. So, we do want to make food more affordable, yet good for you, good for your taste and good for your body. So, and that's where robotics and AI can do wonders both in terms of...

Brett Andrews: That's great. So if you're an operator looking at this, so your customers, you're saying, "I also have a selling proposition to my consumers." Not only is there a wow factor of, you've got essentially a robot making you a smoothie, which many people have never seen, but you're also getting it at a better price. So, that's great. And kind of on that note, we had several questions come in on this topic, and I'm actually curious myself as well. Why did you start with smoothies and then are there any plans in place to move beyond smoothies, to other types of food? And I'm sure some of that's probably long-term as I know you guys sounds like you're very focused on executing on this, but can you just share a little bit about the thinking around this particular item category, and then what potential plans are as you guys grow into the future?

Vipin Jain: Absolutely. I think another good question. So, we debated this a lot early on, this was in 2015, well, Venki and I were talking about the concept and experiment with robots. So we had to pick a beachhead and beachhead as in first concept that we wanted to automate because we wanted to automate food broadly, but we had to start at some point, at a specific place. And there were two criteria that were defined for the first concept that we wanted to automate.

The first criteria was the format, the concept had to be trendy. It had to be more forward-looking, tomorrow's problem, as opposed to yesterday's problem. So if you think about these 90 million Millennials and Gen Z and even otherwise, people are moving towards healthier consumption, and smoothie is a popular format because it's a very simple way to blend good nutrition together and consume without spending 45 minutes waiting on eating.

So, smoothies is a trendy and a growing category. That was the first criteria. It had to be trendy. It had to be growing. It had to be tomorrow's problem. And so it met that. The second criteria that we had defined was that this format had to be complex enough. This problem had to be complex enough for the first cuisine that was worth solving, because we also wanted to build the confidence among ourselves that if we solve the first problem, we could solve the broader food problem with incremental work. And if you think about smoothie and the smoothie making process, so this is a complex process that's a very manually intensive process, multiple steps, multiple types of ingredients that you have to tackle. You have to tackle different types of solids, different size, different cuts, different moisture levels, different types of liquids with different viscosities, different types of superfoods and powders coarse and fine.

You have to be able to handle different, a wide variety of ingredients and execute a multi-step process, good automation process. So we said, if we had to pick a cuisine that was complex enough, that's worth solving it has a high barrier to entry, and it gives us confidence that we could automate with broadly and smoothies met both of those criteria. It's a trendy category, growing category, and it is complex enough. So that's why we picked smoothies as the first concept.

And obviously we did not start the company to make smoothies. We started the company to automate food broadly. So as you would expect, yes, we do have the plans and the ambition to automate a different concept, different formats, be it solids, be it liquid, be it hot, be it cold. I won't share specific what those next cuisines could be, but I think you can expect Blendid to introduce more automation and more concepts and formats in the years ahead.

For different tastes, different time of day, solid, liquid, hot, cold. Everything from your [inaudible 00:46:30] to sandwiches, to soups, to bubble tea, to hamburgers, you can just imagine any on the go food that you consume can be done better can be done with better quality ingredients, with more affordable pricing, it can be highly personalized for each consumer. So you get what your body needs anytime of the day.

Brett Andrews: Got it. That's a great explanation. And clearly you guys thought this through before you got into the smoothie market, and that it's fair to keep some of this probably close to the vest in terms of future plans. Okay. So we're getting into the last couple of questions here. One was just sort of tangential to this, to that last question, which was about other geographic markets you're looking into, my assumption is that's probably largely driven by the partnerships. So, if you enter a deal with the

Walmart, then it probably wherever they think is probably best, but have you guys thought at all about the geographic expansion? Is there any plan around that?

Vipin Jain: Yeah. You answered that well, Brett. I think so for us, because we work with large operators and large partners. A lot of our geographic expansion is predicated on having the right partners who have feet on the ground, who understand the local market, who understand how to distribute, operate lots of locations. So, with the right partnerships, and obviously any geo expansion requires capital. I mean, it requires investment because you have to have, yes, you want to have good partners, but you still need to have your local support for those partners.

So, we have received a lot of inbound from almost all parts of the world going all the way to Australia, New Zealand on one side and going to Western Europe on the other and Latin America, and obviously Canada. So we have received a lot of interest it'll be a function of both the investment that we can make and in specific areas and the partners we can have on the ground, who can execute on the expansion plans.

Brett Andrews: Great. And then on that last, or on that note, I think this will probably be our last question here. We want to be respectful of people's time, and I will point you guys to where you can ask additional questions and find more information. I am pointing this one out because we had several people ask some version of this and that's about exit strategy. So before I posed the question to you, I want to preface it with that due to Reg CF regulations that we are prohibited from making any forward looking statements in terms of anything firm, just Vipin, as you view the landscape and you mentioned your plans to grow, and we've talked about expansion quite a bit, both into new products as well as geographic markets and the different customer cohorts that you serve currently and plan to serve in the future.

I guess, how do you think about exit strategy and just the different stakeholders within this ecosystem in my mind, runs kind of crazy thinking about it, I'm sure there's a lot of different potential, but I guess just to answer the question to share with the crowd here, if you want to share any thoughts about how you think of the landscape as you view it today.

Vipin Jain: Yeah. Believe it or not, we don't talk about exit strategy at all. At the board level, at the investor level, because the fundamental belief we have is if you have a product that people are willing to pay for, I think just focus on that and make the product better and better that people want to pay for, and everything else will pan out now for a startup and our space and for the kind of product that we have. I think generally speaking, there are three paths that you can think about. And again, this is not to say, this is bad. These are the paths that we have talked about, but these are being an entrepreneur I can share with you how you can think about, when you build a product which use up a sophisticated system product that is serving consumers. There are three exit strategies normally.

One is yes, you can go public, you can make it a big company which can stand on its own and it can serve a large market by being a public company. And yes, at some point you can do a roll-up where you can also bring expanding organically. So that's one path a startup can always and should always have. The second path, when you think about direct to... The consumer facing company, and especially in food space, you can think about large food brands and large food brands who do have lots of locations, who do have a lot of food options that they serve, they're all thinking about robotics and automation and how that plays a role. And there are some brands who are more technically savvy than others, and they might want to have the technology in house that allows them to scale their business organically, without relying on a third party who could vanish.

So you can think of a large food brands who could bring or who could have technology in house to help them scale up their business and operate that better. And the third option is because you are building a harvest of a product, there are companies that sell harvest of the products into restaurants and the commercial kitchens. So these are the large food equipment companies, the commercial food equipment companies that make broilers and your ovens and your grills and other products, that this can become a product that they can sell and support in restaurants and the commercial kitchens or food service environments.

So large food equipment companies that serve commercial market. So that's the third dimension. So for a product like this, you can think about these three as a possible dimensions, going public, large food brands and large food equipment companies. They're still at the large food brands. So that's the spectrum then I think you can imagine a lot of value. Yeah.

Brett Andrews: No, yeah. I think with the unique IP that you guys are building, there's obviously a lot of different stakeholders that could see value in this, but I want to touch on one of the points you started off at the beginning with that last answer, with that I find personally refreshing, as investors, we're always, of course concerned on an ROI and for early stage startups, exits events, there's always a portion of that, but the fact that your team isn't focused on that, and it was rather focused on rigorously driving value to your customer, and then the rest will fall into place. I truly believe in that. And it's great to hear.

So, that's going to do it in terms of the Q&A. Real quick before I give the final word to Vipin and Venki, I just want to thank folks for joining and logging into this webinar today. Any of you who are listening to the recording, we also appreciate you as well. If you'd like to find some more information, as I mentioned at the beginning of the webinar in the chat, there is a link to the campaign page for the Blendid Crowdfund raise. You can also go directly to this URL, invest.microventures.com/offerings/blendid. And that's Blendid, B-L-E-N-D-I-D. There's an "I" there. Or you can go to the microventures.com homepage, click the invest tab at the top right. And then scroll down till you see the Blendid tombstone. I think it's a pretty picture of one of their smoothies. And when you get to that page, there will be a whole host of information, including the video and pitch deck that they went through today, as well as industry information, competitive analysis, terms of the investment, subscription agreement.

There's a whole host of other information there. And if you do have a question that popped up, or you felt like maybe we didn't quite get to the answer you were looking for today, or if you're listened to this recording and you have a different question for these guys, then you can go down to this discussion forum on that same page. And you can submit those questions there. They've done a good job of answering those. So, that's really the best direct line in terms of asking questions related to this raise. And then lastly, of course, the whole purpose for this webinar, and this raise in general is to raise capital so these guys can continue to execute on their vision. If you'd like to participate in that as an investor, then we encourage you to do so.

You can go up into the top right of that same page that pointed you towards there's an orange invest button, you see it probably there on your screen. At right now, you can click there. If you already have an account with us, you probably know how the process works. If not, then you just go through some steps to get signed up, and then you can be a part of this. And I think what these guys are doing is very exciting. So, like I said, I'd encourage you to do so if you do have the interest. With that Vipin, Venki, are there any final thoughts you guys would like to share with the group, and/or places that you'd like to point them towards the find out more information?

Vipin Jain: I think this is a good time for other consumers and people to become part of the journey, because you not only become an investor and invest in a company, but you also become part of a journey, which is very mission-driven to make a good quality food affordable. And this is something that you can touch and feel because we are going to be in your market at some point, so you can touch and feel, you can experience a product yourself, and it's out there in the wild. And we would love to have you join our extended team and be part of the journey.

If you have any questions, I think best resources go to the MicroVentures landing page and blendid.com. So all the latest and greatest we do publish on blended.com and engage with us. Yeah. And thank you so much, Brett, for the organizing and guiding this conversation. A lot of good questions. So really happy to see really good engagement.

Venki Ayalur: What [crosstalk 00:57:37]

Brett Andrews: I'm sorry, go ahead, Venki.

Venki Ayalur: No, I just want to say thanks to everyone. I know it's a busy time of the day and many thanks for taking the time to join and believe in us, not just as an investment, but as a product. We look forward to and seeing you as an investor.

Brett Andrews: I want to second that, thank you two. Vipin, thank you for joining us and going through and sharing more information today and as Venki said, I want to thank everybody who did tune into this. Not only is it a busy time of day, but it's certainly been an interesting year and we know that your time is valuable. So it means a lot to us that you tuned in to learn more about what these guys are doing. And we really appreciate it. So I hope everyone has a great rest of the day and rest of the week and stay safe.